Exhibit (h)(50)

FEE WAIVER AGREEMENT

AGREEMENT made as of June 25, 2019 by and between Exchange Traded Concepts, LLC (the “Adviser”) and Exchange Traded Concepts Trust, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust listed on Schedule A, as amended from time to time (each, a “Fund”).

WHEREAS, the Adviser serves as investment adviser to each Fund pursuant to an Investment Advisory Agreement with the Trust dated May 26, 2015 and effective with respect to each Fund as of June 14, 2019 (“Advisory Agreement”); and

WHEREAS, the Adviser is entitled to a fee under the Advisory Agreement in exchange for providing advisory and other services, and paying all of the Trust’s expenses except those specifically excluded therein (“Management Fee”); and

WHEREAS, the Trust and the Adviser each desire to reduce the Management Fee of each Fund for the term provided herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1.       Fee Waiver. For the term of this Agreement, the Adviser agrees to reduce its Management Fee with respect to each Fund as indicated in Schedule A.

2.       Duration and Termination. This Agreement shall become effective as of the Effective Date as indicated in Schedule A with respect to each Fund and shall continue in effect through close of business on the date indicated in Schedule A (the “Fee Waiver Term”). Thereafter, this Agreement may be renewed for additional periods as agreed to by the parties.

This Agreement may be terminated by:

(i) by the Board of Trustees of the Trust, for any reason, at any time, or

(ii) by the Adviser after the expiration of the Fee Waiver Term upon sixty (60) days’ written notice to the other party.

This Agreement shall automatically and immediately terminate with respect to a Fund if:

(i) the Adviser no longer serves as investment adviser to such Fund, or

(ii) in the event of an “assignment” (as defined in the Investment Company Act of 1940).

The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

3.       Amendment. This Agreement may not be amended except by a writing signed by the parties.

4.       Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conf1ict with the applicable provisions of the 1940 Act, the latter shall control.

5.       Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

EXCHANGE TRADED CONCEPTS TRUST

By:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens, President

EXCHANGE TRADED CONCEPTS, LLC

By:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens, CEO

Schedule A

Fund	Management Fee	Waiver	Effective Date	Term Ending

ROBO Global Healthcare Technology and Innovation ETF	0.80%	0.12%	June 25, 2019	August 31
ROBO Global® Artificial Intelligence ETF	0.75%	0.07%	May 8, 2020	August 31

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